Exhibit 99.3

MANAGEMENT'S ASSERTION CONCERNING
COMPLIANCE WITH MINIMUM SERVICING STANDARDS

As of June 30, 2006 and for the period October 12, 2005 through June 30, 2006 Pennsylvania Higher Education Assistance Agency (“PHEAA”) has complied in all material respects with minimum servicing standards set forth below for those student loans serviced for the National Collegiate Student Loan Trust 2005-3 (the “Trust”).

Minimum standards are:

A.
PHEAA shall prepare on a monthly basis reconciliations for all of its custodial bank accounts and related bank clearing accounts for all collections and remittances received by PHEAA in its Servicing for the above Trust. These reconciliations shall:

1)	Be mathematically accurate.

2)	Be prepared within thirty (30) calendar days after the cutoff date.

3)
Be reviewed and approved by a PHEAA employee other than the employee who prepared the reconciliation. The review and approval process should include documentation and explanation for any non-reconcilable items.

B.
Remittances for student payments and payoffs received by PHEAA shall be deposited by PHEAA into its clearing account owned and maintained by PHEAA, that is a separate account in which funds are not commingled with non-collection account funds. Within two business days of receipt, or as mutually agreed upon, all available funds will be electronically transmitted to an account designated by The First Marblehead Corporation.

C.
In the provision of Servicing to the Trust, PHEAA shall maintain student loan records updated and accurately reflecting the unpaid principal balance of serviced loans. PHEAA shall provide a monthly report including a loan summary by status and transaction detail.

D.	PHEAA has prepared an annual statement as to its compliance with the servicing agreement and has furnished such statement to The First Marblehead Corporation.

E.	Further, PHEAA shall prepare monthly reports identifying delinquent student loans in accordance with due diligence procedures under applicable servicing guidelines.

F.	PHEAA shall monitor information maintained by credit reporting agencies related to the information it provides to those credit reporting agencies.

G.
As of and for this same period, PHEAA had in effect Commercial General Liability insurance on an occurence basis, on Insurance Services Office ("I.S.O.") form CG 00 01 or its equivalent, at a limit not less than $1,000,000 per occurrence/$2,000,000 aggregate. PHEAA shall also maintain a Fidelity Bond, covering all employees and agents of the Servicer, at a limit not less than $10,000,000 for each occurrence.

H.	PHEAA maintains physical security of all student loan promissory note documents through PHEAA’s vault and security locking system.

I.	PHEAA shall furnish all required financial reports as required by the servicing agreement.

IN WITNESS WHEREOF, the undersigned have executed this Management’s Assertion as of September 15, 2006.

With respect to servicing:

By: _/s/ James L. Preston
Name: James L. Preston
Title: Executive Vice President

With respect to accounting:

By: _/s/ Timothy A. Guenther
Name: Timothy A. Guenther
Title: Executive Vice President and CFO